

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-mail
Glen C. Warren, Jr.
President, Chief Financial Officer
  and Secretary
Antero Resources Corporation
1625 17th Street
Denver, Colorado 80202

> **Re:** **Antero Resources Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 24, 2013**
> **File No. 333-189284**

Dear Mr. Warren:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Use of Proceeds, page 51

1. You disclose that you "intend to use the net proceeds from this offering…to repay outstanding borrowings under [y]our credit facility." You also disclose that, as of June 30, 2013, you had $992 million of outstanding borrowings and letters of credit under your credit facility. We note your statement that you will "use the additional net proceeds to fund a portion of [your] capital expenditure program." It appears that, after repaying your borrowings as of June 30, 2013, you may have a significant portion of your net proceeds remaining. Given that amount, please revise your disclosure to provide more

specifics regarding how those funds will be used in your capital expenditure program or explain why you are unable to do so. Please see Item 504 of Regulation S-K.

Selected Historical Consolidated Financial Data, page 54

2. Your response to prior comment 10 in our letter dated August 16, 2013 indicates, in part, that the unrealized gain or loss amount that is used to adjust net income (loss) to arrive at EBITDAX can be agreed directly to a GAAP measure in your financial statements. In support of this, your response explains that, under ASC 820-10-50-2, you are required to disclose separately the realized gains and losses and unrealized gains and losses on derivative contracts. However, it is not clear to us why you believe the referenced literature supports a conclusion that the amounts you have presented are GAAP measures.

   Identify for us the specific provisions of the cited literature that you believe require the separate disclosure of realized and unrealized gains and losses. As part of your response, specifically explain to us why the measure of unrealized gain that you have presented, which we understand is comprised of both unrealized gains on instruments held at period end and the reversal of previously recognized gains and losses on instruments settled during the period, is an amount calculated in accordance with U.S. GAAP.

3. Separately, in view of our question regarding the support under GAAP for your separate presentation of realized and unrealized gains and losses, explain to us your basis for concluding the following presentations are appropriate:

   • Parenthetical disclosure of realized and unrealized gains on the face of your consolidated statements of operations and comprehensive loss;

   • The line item "Unrealized gains on derivative instruments" in your consolidated statements of cash flows;

   • Disaggregated presentation of realized and unrealized gains and (losses) in the notes to your consolidated financial statements;

   • Separate presentation and discussion of realized and unrealized gains in both tables and text provided in your MD&A; and,

   • The line item "Unrealized gains and (losses) on commodity derivative contracts" in your reconciliation of EBITDAX.

   As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Capital Resources and Liquidity, page 76

4. You disclose here and elsewhere that your budget for 2013 is $2.45B. It appears your budget has increased from $1.95B to $2.45B and that the $1.20B previously dedicated to drilling and completion has been increased to $1.45B, the $250M for leasehold acquisitions has been increased to $400M and that the $500M for construction for water handling infrastructure and gas gathering pipelines and facilities has been increased to $600M. Please enhance your Management's Discussion and Analysis to discuss this increase in budget and whether it reflects any known trends, demands, commitments, events or uncertainties. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Glen C. Warren, Jr.
Antero Resources Corporation
September 26, 2013
Page 4

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Buskirk at (202) 551-3717 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Matthew R. Pacey
        Vinson & Elkins L.L.P.